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                                                            Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-02516
                                               Subject Company:  Pharmacia Corp.


Article from Pfizer newsletter disseminated to Pfizer employees through its internal intranet:

  AT MEETING WITH PHARMACIA COLLEAGUES, MCKINNELL SAYS "THIS COMBINATION MAKES
                           COMPELLING STRATEGIC SENSE"

SEPTEMBER 10, 2002

                  HANK MCKINNELL AND THE ENTIRE PFIZER LEADERSHIP TEAM TRAVELED TO PHARMACIA HEADQUARTERS IN PEAPACK, NEW JERSEY, LAST FRIDAY FOR A "TOWN HALL" MEETING THAT WAS VIEWED BY THOUSANDS OF PHARMACIA COLLEAGUES AROUND THE WORLD. THE MEETING FEATURED SPEECHES FROM MCKINNELL AND PHARMACIA CEO FRED HASSAN, BUT THE BULK OF THE TIME WAS SPENT ANSWERING QUESTIONS FROM THE AUDIENCE. HERE ARE SOME OF THE HIGHLIGHTS.

                  PEAPACK, New Jersey -- To say that interest in Pfizer running high among Pharmacia colleagues may be the understatement of the summer On the day the acquisition was announced, for example, Pharmacia experienced a five-fold increase in traffic to its Intranet -- a surge that actually crashed many of its servers -- as colleagues rushed to find more information But opportunities to hear directly from Pfizer executives -- much less to actually see them -- have been limited.

                  All that changed last Friday, when 800 colleagues at Pharmacia headquarters in Peapack, New Jersey, and approximately 15,000 more tuning in from 75 countries around the world, were given the opportunity to see and hear from Pfizer's leadership team.

                  The town hall meeting began with Pharmacia Chairman and CEO Fred Hassan thanking his colleagues for "continuing to do a good job under stressful circumstances. . . All of our engines are firing . . . You are showing us what you're made of." Commenting on the transition, he said, "We are making a lot of progress. But we also know that different parts of a complex transition move at different speeds . . . We need to be realistic and accept that this kind of process always involves some ambiguity."

                  Hassan then introduced Hank McKinnell, saying, "Hank is someone who has earned great respect through his successful leadership of Pfizer."

                  McKinnell thanked Hassan for his leadership of Pharmacia, which he called "one of the world's great companies." After introducing the Pfizer Leadership Team, McKinnell wasted little time in getting to the heart of the concerns that many Pharmacia colleagues have about the acquisition.
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                  "I realize that if you are a long-time Pharmacia colleague, this may not be welcome news," he said. "All of you take tremendous pride in your work, and that passion for performance is one of the reasons why Pfizer was attracted to Pharmacia in the first place. Some of you may now feel frustrated and angry . . . feeling jeopardized by a loss of your position or corporate identity. Even if you feel pretty good about this combination, you probably have a funny feeling in the pit of your stomach. All of these feelings are legitimate and understandable. Change - even positive change - is difficult."

                  McKinnell acknowledged that Pfizer did not yet have answers to many of the most pressing questions on colleagues' minds -- about job loss and site closures, for example. But he pledged to work toward getting those answers as soon as possible. "I have a simple, but inflexible rule," he said, "Analysis first, then decision, then approval, then announcement. Everybody seems to want to start at the other end, but we can't do that."

                  Like Hassan, McKinnell said that transition planning is off to a great start. "Both Pfizer and Pharmacia have learned that in situations like this that time may be our greatest enemy," he stated. "Making decisions both carefully and quickly will bring down the anxiety levels in both organizations, clarify roles and responsibilities, and get the new organization up and running as a unified company on Day One."

THE THREE `TELL-ME'S'

                  McKinnell then-spoke about the acquisition from the perspective of Pharmacia colleagues, addressing what he referred to as the three "tell me's":

1.       TELL ME WHY PFIZER IS JOINING PHARMACIA.

                  McKinnell said that both companies can progress much further and much faster together than alone, adding "therapeutic area by therapeutic area, region by region, this combination makes compelling strategic sense." For example, McKinnell said that Pharmacia would fill a "huge gap" for Pfizer in cancer, giving the company instant access to an established franchise in this important therapeutic area that we were planning to build from the ground up. "By coming together," McKinnell said, "we can shave years off our plans to move toward very specific leadership targets," such as becoming number one in treating cancer, in every major pharmaceutical market worldwide, and in the animal health business.

                  McKinnell said the acquisition will also help Pfizer better manage the "huge and growing" risks facing pharmaceutical companies today. These risks include skyrocketing drug development costs fast approaching $1 billion per compound, as it becomes harder and harder to win regulatory approval for new medicines -- even those considered sure things. The industry is also facing an increasingly hostile political climate, even in places like New Jersey and Michigan where Pfizer and Pharmacia employ thousands of people. The Pharmacia deal will improve our ability to "get our story heard," helping us to better serve "those who depend on us, work with us, and invest in us."

                  McKinnell summed up this "tell me" by saying, "Greater, faster progress; better risk management -- that's what this combination is about in one sentence."

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2.       TELL ME WHY PFIZER IS A GREAT PLACE TO WORK.

                  McKinnell said that Pfizer's culture "is a lot like Pharmacia's. Our values are nearly identical. Our commitment to integrity arid quality is the same. How we expect leaders to act is just about a perfect match." He went on to describe recent efforts at Pfizer "to create a more inclusive environment, to stimulate more open, candid discussion, to do more to develop people, and to build the leadership qualities of everyone in the Pfizer organization." Pfizer's culture will continue to evolve, he said, as the best aspects of both companies' cultures emerge in the combined company.

                  "We will continue to press for continuous improvement in Pfizer's culture," he said, "to move away from the outmoded thinking that leaders only reside at the top of the organization. Everyone at Pfizer can `find a way to lead.' Arid in the expanded Pfizer, the opportunities for leadership will be amazing."

3.       TELL ME WHAT ALL THIS MEANS FOR ME.

                  McKinnell acknowledged that not everyone from Pharmacia has a long-tern future with Pfizer. "That's painful, I understand that," he said, adding, "I am challenging our leadership throughout the company to find ways to place as many Pharmacia people in the new organization as we logically can."

                  For the many Pharmacia colleagues that will continue at Pfizer, McKinnell said, "You will join the world's largest and fastest-growing major pharmaceutical company. Together, we will build a company that truly moves beyond number one."

QUESTIONS AND ANSWERS

                  The first question concerned the transition process and its current status. Pfizer's Chief Financial Officer David Shedlarz, who is leading the process for Pfizer, said that he and the now more than 600 colleagues from both companies directly involved with the transition "well understand the awesome responsibility that's been put on our shoulders to do the transition in a definitive, respectful, and correct way." Shedlarz said that the transition teams were spending a lot of time initially "simply getting to know each other" and taking a close look at the issues and opportunities presented by the combination. He added that the time between now and the close will be used to "carefully analyze the opportunities on behalf of colleagues in both companies."

                  McKinnell was asked about his business philosophy and what it takes to succeed at Pfizer, prompting him to reflect upon the company's journey from #14 in the industry at the beginning of the 1990s to #1 at the end of the decade. The key, he said, was an adherence to a set of values codified in the mid-1990s, but present in the company for many years before that. McKinnell spoke about how past leaders of the company personified particular values -- Jack Powers and integrity, for example, or Ed Pratt and community. More recently, Pfizer has moved beyond values and established a set of leader behaviors, which he described as "what we expect to see in people, day in and day out." McKinnell said that people who succeed at Pfizer are those who adhere to the company's values and leader behaviors, but also those who understand "how important what we do is to millions and millions of people."

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                  Peter Corr, Pfizer's senior vice president for Science &
Technology, was asked to assess Pharmacia's pipeline. He cautioned that, because the two companies remain independent competitors, he has had limited opportunity to review Pharmacia's early stage pipeline, but stated that, based on public information, he is excited about the prospects.

                  "One of the things that strikes us," Corr said, "is how well it complements the pipeline within Pfizer." For example Corr talked about Pharmacia's leadership in ophthalmology -- a category that Pfizer currently has no presence in -- and expressed his belief that "there are agents from other therapeutic areas which can be used in treating ophthalmological diseases." Corr cited cancer compounds in our pipeline that inhibit angiogenisis, or blood vessel growth to tumors -- the same basic mechanism underlying many diseases of the eye, such as age-related macular degeneration.

                  Several questions concerned the magnitude of the job loss Pharmacia colleagues are facing and how decisions about jobs will be made. McKinnell stressed that, while jobs would be lost as a result of the combination, "there is an enormous difference in consolidating two organizations that are not growing versus consolidating organizations that are growing very rapidly." Since Pfizer and Pharmacia are both high-growth companies, McKinnell said, cost savings can come not only from eliminating positions, but also from not hiring the people both companies would have been bringing on board in order to meet their growth targets.

                  Rob Norton, senior vice president, Corporate Human Resources, emphasized that the Pharmacia leadership team is heavily involved in the talent planning process. He also said that Pfizer had frozen hiring to make way for as many Pharmacia colleagues as possible. In a growing company the size of Pfizer, Norton said, a hiring freeze in and of itself "generates a lot of flexibility."

                  As to when the acquisition will be completed, McKinnell said that he hoped it would be by the end of the year. Pfizer's General Counsel Jeff Kindler said that good progress was being made with antitrust regulators in both the United States and the European Commission. "There are issues that have arisen, but none that we think are going to be material or problematic . . .
We see everything going well and staying on track."

                  McKinnell said that Pfizer would continue to support philanthropic activities that were important to Pharmacia, and would support Pharmacia colleagues who donate their time and money to community organizations. "We were recently named the most generous company in the U.S.," he said. "We are very proud of that."

                  The final question concerned Pfizer's values and leader behaviors and how they match up with those of Pharmacia. Listing several of the Pfizer values, McKinnell said, "This isn't foreign to you. This is how you live and work every day." He closed by saying, "The idea of teamwork, the idea of open discussion and debate, the idea of building a diverse organization -- to me, those are the key ingredients that I can encourage to happen, not only in the Pfizer organization, but, looking forward, in the combined Pfizer-Pharmacia organization."

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SAFE HARBOR STATEMENT
---------------------

THIS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATION AND ARE NATURALLY SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY VARY MATERIALLY FROM THE EXPECTATIONS CONTAINED HEREIN. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN INCLUDE STATEMENTS ABOUT FUTURE FINANCIAL OPERATING RESULTS AND BENEFITS OF THE PENDING MERGER BETWEEN PFIZER INC. AND PHARMACIA CORP. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN INCLUDE: THE INABILITY TO OBTAIN SHAREHOLDER OR REGULATORY APPROVALS; ACTIONS OF THE U.S., FOREIGN AND LOCAL GOVERNMENTS; THE INABILITY TO SUCCESSFULLY INTEGRATE THE BUSINESSES OF PFIZER INC. AND PHARMACIA CORP.; COSTS RELATED TO THE MERGER; THE INABILITY TO ACHIEVE COST-CUTTING SYNERGIES RESULTING FROM THE MERGER; CHANGING CONSUMER OR MARKETPLACE TRENDS: AND THE GENERAL ECONOMIC ENVIRONMENT. NEITHER PFIZER INC. NOR PHARMACIA CORP. IS UNDER ANY OBLIGATION TO (AND EXPRESSLY DISCLAIMS ANY SUCH OBLIGATION TO) UPDATE OR ALTER ITS FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT PFIZER INC. AND PHARMACIA CORP. HAVE FILED AND WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.


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